July 11, 2013

Via EDGAR

Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

RE:                           Iron Mountain Incorporated (the “Company”)

Form 10-K for the year ended December 31, 2012 (the “Form 10-K”)

Filed March 1, 2013

File No. 001-13045

Dear Ms. Cvrkel:

The purpose of this letter is to respond to your letter of July 1, 2013.  For your convenience, the original staff comments have been repeated in bold typeface, followed by our responses.

Annual Report on Form 10-K

Note 6. Acquisitions, page 117

1.              As the cash paid for the acquisitions of Grupo Store and Sispace AG of $79,000 and $21,600, respectively, during 2012 total only $100,600 in the aggregate, please tell us and revise the notes to your financial statements to explain the nature of the additional amounts of cash paid for acquisitions during 2012 comprising the $131,972 reflected in the table on page 118.

RESPONSE:

1.              We note our disclosures in the Form 10-K on page 117 (Footnote 6.  Acquisitions) in which we state in the first paragraph “Noteworthy acquisitions are as follows:” Additionally, on page 118, we disclose the cumulative consideration paid and the allocation of the purchase price of all of the Company’s acquisitions completed in the fiscal year ended December 31, 2012 on an aggregate basis in a tabular format.

In addition to the two acquisitions individually disclosed as noteworthy, during the fiscal year ended December 31, 2012, the Company completed seven acquisitions for total consideration of approximately $31 million, none of which we believe warranted separate disclosure. When assessing the need for disclosure of specific acquisitions, or aggregated disclosure of individually insignificant acquisitions, we consider both quantitative factors (including the purchase price) as well as qualitative factors (including the nature of the acquisition, geography,

Linda Cvrkel

July 11, 2013

product line and the impact to the applicable reportable segments) in order to determine whether to disclose acquisitions on an individual basis or in the aggregate. We concluded as part of preparing the Form 10-K that our disclosures associated with our 2012 acquisitions were complete and accurate, and in accordance with the disclosure requirements of ASC 805-10-50. Therefore, we continue to believe that additional disclosure associated with these seven acquisitions is unnecessary, as it would not provide meaningful or material information.

Note 2. Summary of Significant Accounting Policies

Stock Options, page 92

2.              We note from the disclosure in the tables on page 93 through 95 that the Company issued 856,019 stock options, 122,589 restricted shares/RSUs and 32,495 PUs in connection with the special dividend payment during 2012. Please tell us and revise the notes to your financial statements to explain why stock options, restricted shares/RSUs, and PUs were issued in connection with the special dividend payment. Also, please tell us and revise the notes to your financial statements to explain how you accounted for the stock options, restricted shares/RSUs and PUs issued in connection with the special dividend and indicate whether the stock based awards issued were accounted for as a modification of your existing outstanding awards. If so, please revise the notes to your financial statements to include the disclosures outlined in ASC 718-10-50-2h with respect to the modifications. Your response and your revised disclosure should also explain why there was no exercise price associated with the 856,019 stock options that were issued in connection with the special dividend payment.

RESPONSE:

2.              As disclosed in the Form 10-K on page 134 (Footnote 13. Stockholders’ Equity Matters), in October 2012 the Company’s Board of Directors approved a $700.0 million special dividend, which was payable at the election of the Company’s stockholders in either common stock or cash (the “Special Dividend”).  The Special Dividend was paid on November 21, 2012 in a combination of common stock (approximately 17 million shares with an aggregate value of approximately $560.0 million, calculated as described in the Form 10-K) and cash (an aggregate of approximately $140.0 million).  We have described below the impact of each of the stock and cash components on the Company’s stock options, RSUs, and PUs (collectively, the “Equity Awards”).

Adjustments to Equity Awards

In connection with the Special Dividend, the Company adjusted outstanding stock options (the “Option Adjustment”) to increase the number of shares of common stock underlying the stock option and decrease the exercise price per share in

Linda Cvrkel

July 11, 2013

respect of such stock option (such that the option continued to have the same aggregate exercise price, subject to the effects of rounding).  By way of illustration, a stock option to acquire 1,000 shares of common stock at an exercise price of $25.0000 per share before the Special Dividend was adjusted such that it was exercisable for 1,120 shares of common stock at an exercise price of $22.3202 per share.  The Option Adjustment gave effect to both the stock and cash components of the Special Dividend.

As disclosed in the Form 10-K (Footnote 2.n Summary of Significant Accounting Policies, Stock-Based Compensation), in October 2012 the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) amended all outstanding RSUs and PUs (the “RSU/PU Amendment”) that at the time did not accrue dividend equivalents (“Effected RSUs and PUs”) such that the Effected RSUs and PUs accrued dividend equivalents during the vesting period associated with the underlying stock with regard to any dividends with a record date on or after September 4, 2012, including the Special Dividend.  The Effected RSUs and PUs were allocated dividend equivalents for both the stock and cash components of the Special Dividend.

Equity Awards Accounting Impact of the Common Stock Component of the Special Dividend (the “Stock Component”)

Under our equity plan documents and underlying grant agreements (collectively, the “Plan Documents”), certain events affecting our capitalization (e.g. stock dividends or stock splits) automatically trigger adjustments to our outstanding Equity Awards. The Stock Component was such an event and, as a result, the adjustments to the Company’s outstanding Equity Awards required due to the Stock Component were not considered a modification of the Equity Awards under ASC 718-20-35 and were, therefore, accounted for in accordance with their original terms and there was no compensation charge associated with the automatic adjustment.

Equity Awards Accounting Impact of the Cash Component of Special Dividend (the “Cash Component”)

The Plan Documents do not, however, require an adjustment to outstanding stock options with respect to cash dividends (regular or special) (other than the LiveVault Corporation 2001 Stock Incentive Plan, the Mimosa Systems, Inc. 2009 Equity Incentive Plan and the Mimosa Systems, Inc. 2003 Stock Plan, each of which did require adjustments to stock options for the Cash Component) and, prior to the RSU/PU Amendment, did not require an adjustment to the Effected RSUs and PUs with respect to cash dividends.

Linda Cvrkel

July 11, 2013

Stock Options

With respect to the Company’s stock options, as disclosed on page 32 of the Proxy Statement for the Company’s 2013 Annual Meeting of Stockholders (the “Proxy Statement”), the Compensation Committee exercised discretion allowed under the Plan Documents and approved an adjustment to all outstanding stock options to ensure that the intrinsic value of the options was not negatively impacted by the Cash Component.  This adjustment, related to the Cash Component, reflects a portion of the Option Adjustment.  As the adjustment related to the Cash Component was not required, but rather was adopted at the discretion of the Compensation Committee, the Company concluded that this represented a modification to the terms of outstanding stock options.  The Company quantified a total modification charge of $3.3 million associated with the outstanding stock options, of which $2.1 million was related to prior service and, therefore, was recorded in the fourth quarter of 2012. The remaining $1.2 million, related to future service, will be recorded as additional stock-based compensation expense over the remaining service period.

RSUs and PUs

As discussed above, the RSU/PU Amendment entitles Effected RSUs and PUs to accrue cash dividend equivalents during the vesting period of the RSUs and PUs with regard to any dividends with a record date on or after September 4, 2012. The Company concluded that the RSU/PU Amendment represented a modification of the Effected RSUs and PUs, and quantified a total modification charge of $3.5 million associated with the RSU/PU Amendment, of which $1.3 million was related to prior service and, therefore, was recorded in the fourth quarter of 2012. The remaining $2.2 million, related to future service, will be recorded as additional stock-based compensation expense over the remaining service period.

Consolidated Impact: Stock Options, RSUs and PUs

The Company concluded in conjunction with the filing of the Form 10-K that the modifications to the outstanding Equity Awards amounting to $6.8 million in the aggregate of increased stock-based compensation expense, inclusive of the $3.4 million charge recorded in the fourth quarter of 2012 as well as the $3.4 million increase in stock-based compensation expense related to future service, were not significant.  As a result, the Company does not believe any additional disclosure is required in the Form 10-K pursuant to ASC 718-10-50-2h.  If the Company concludes that a future modification is significant, the Company will provide disclosure of the modification in accordance with the disclosure requirements of ASC 718-10-50-2h.

Regarding the staff’s comment concerning the disclosure of the weighted average exercise price associated with the 856,019 stock options presented in the stock

Linda Cvrkel

July 11, 2013

option rollforward table on page 93 of the Form 10-K with the accompanying caption “Issued in connection with special dividend,” the Company notes that, as discussed above, the Option Adjustment did not represent an issuance of new options, but rather an increase in the number of shares of common stock subject to outstanding stock options and a corresponding reduction in the exercise price per share in respect of such options. The Company does not believe it is necessary to amend its Form 10-K; however, in future filings, should the Company have capital adjustments similar in nature, it will change the terminology it uses from “Issued in connection with special dividend” to “Adjustment associated with special dividend.”

Quarterly Report on Form 10-Q for the quarter ended March 31, 2013

Note (9) Discontinued Operations, page 42

Italian Operations

3.              We note from the disclosure included on page 42 that the Company sold its Italian operations on April 27, 2012 and agree to indemnify the buyers for certain possible obligations and contingencies associated with the fire in Italy. Given that you sold these operations during 2012, please tell us and revise the notes to your financial statements to explain why you had income before taxes of $2,712 and income, net of tax of $2,103 in connection with these operations during 2013.

RESPONSE:

3.              During the three months ended March 31, 2013, the income before taxes of $2,712 and income, net of tax of $2,103 associated with our Italian operations is comprised almost entirely of a $2,357 gain associated with insurance recoveries related to certain property, plant and equipment destroyed in a fire in our Aprilia, Italy facility, which occurred on November 4, 2011. These insurance proceeds were unrelated to our agreement to indemnify the buyers of our Italian operations.

In accordance with ASC 450-30-25, as well as the Company’s policy regarding involuntary conversion of property, plant and equipment, the recognition of this gain was triggered by the receipt of cash proceeds from the Company’s insurance carrier in the first quarter of 2013. The gain is equal to the amount by which the cash proceeds exceeded the carrying value of the associated property, plant and equipment. The Company’s policy that was applied in this instance is disclosed in Footnote 7.d Commitments and Contingencies, Italy Fire within the Quarterly Report on Form 10-Q for the three months ended March 31, 2013 and included below for the staff’s convenience:

“Our policy with respect to involuntary conversion of property, plant and equipment is to record any gain or loss within (gain) loss on disposal/write-down of property, plant and equipment, net within operating income in our consolidated statement of cash flows. Losses are recorded when incurred and gains are

Linda Cvrkel

July 11, 2013

recorded in the period when the cash received exceeds the carrying value of the related property, plant and equipment. As a result of the sale of the Italian operations, statements of operation and cash flow impacts related to the fire will be reflected as discontinued operations.”

The Company concluded in conjunction with the filing of the Form 10-Q that the income before taxes of $2,712 primarily resulting from the involuntary conversion of property, plant and equipment associated Italian operations was not material to its consolidated financial statements and, therefore, disclosure of the source of the income before taxes was not necessary.

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As requested, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the content of this letter, please do not hesitate to contact me at (617) 535-2767.

Sincerely,
IRON MOUNTAIN INCORPORATED

By:	/s/ Brian P. McKeon
Brian P. McKeon
Executive Vice President and Chief Financial Officer